UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2009

Commission File Number: 000-50826

KONGZHONG CORPORATION

(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street

Beijing, China 100044

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   X                                           Form 40-F___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                                No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Announces Impact Due to New Telecommunications Operator Measures	4

FORWARD-LOOKING STATEMENTS

This press release of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: December 10, 2009
By:	/s/ Leilei Wang
Name:	Leilei Wang
Title:	Chief Executive Officer

KongZhong Announces Impact Due to New Telecommunications Operator Measures

BEIJING, Dec. 10 /PRNewswire-Asia/ -- On November 30th, 2009, in order to support the Chinese government's efforts to maintain an orderly mobile Internet environment, China Mobile Communication Corporation (China Mobile), one of the telecommunications operator partners of KongZhong Corporation (Nasdaq: KONG), implemented a series of measures targeted at eliminating offensive or unauthorized content, including pornographic content, on Chinese-based wireless application protocol (WAP) sites. As a result, China Mobile and other Chinese telecommunications operators have suspended billing their customers for all WAP and G+ mobile gaming platform services, including those services that do not contain offensive or unauthorized content, on behalf of third party service providers of such services. China Mobile and other operators have not yet indicated how long its new measures would last or whether it would expand its current measures.

Mr. Jay Chang, the Company's Chief Financial Officer, said, "We fully support these measures to improve the content quality of the Chinese mobile Internet market. We are confident that our WAP sites and services do not contain any content targeted by these measures. We expect these measures to establish a healthier and more transparent operating environment, and intend to work closely with China Mobile to develop high quality services for the growing 3G mobile telecommunications market in China."

Since the implementation of these new measures, the Company has been actively analyzing their potential impact on its business, financial condition, results of operations and prospects and has maintained an active dialogue with its telecommunications operator partners. After careful analysis over this period, the Company now expects that the new measures described above would impact the Company's WAP and wireless Internet services and a portion of the Company's mobile game services, as well as the revenues derived from such services.

Based on the Company's current assessment of these measures, the Company now expects its revenues in the fourth quarter of 2009 to be within the range of US$34.0 million to US$35.0 million, as compared to its previous guidance range of US$37.0 million to US$38.0 million. The Company will continue to closely monitor these new measures and assess their effects on the Company.

About KongZhong

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms, including WAP, multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR) and color ring-back tone (CRBT). The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones. The Company also designs and operates mobile games, including mobile online games, JAVA games and WAP games.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China's telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the wireless value-added services segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com